82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

3 May 2007

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

07023230

Dear Sir/Madam

SUPPL

RE: WESTFIELD GROUP (ASX: WDC)
FINAL DIRECTOR'S INTEREST NOTICE – LISTING RULE 3.19A

We refer to our announcement of 16 March 2007 and attach the Appendix 3Z notices in respect of Mr John Studdy and Mr Fay Vincent.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Bradridge Studdy
Date of last notice	2 August 2004
Date that director ceased to be director	2 May 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Andaman Pty Limited Jemappes Pty Limited	26,230 ordinary stapled securities 12,343 ordinary stapled securities

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Francis Thomas Vincent
Date of last notice	4 September 2006
Date that director ceased to be director	2 May 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Francis T Vincent Jr 2002 Trust	10,000 ordinary stapled securities

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

82-35029

3 May 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Disclosure of Results of Annual General Meeting of Westfield Holdings Limited held 3 May 2007

A schedule setting out the Proxy results for the Annual General Meeting of Westfield Holdings Limited held on 3 May 2007 is attached.

All resolutions put to the meeting were passed on a show of hands with the required majorities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl

Westfield

Westfield Holdings Limited ABN 66 001 671 496

Disclosure of Proxy Results for Annual General Meeting held on Thursday 3 May 2007.

All resolutions listed below were decided and passed on a show of hands at the meeting as ordinary resolutions.

	Proxy Votes				
Item	For	Against	Open/at Proxy's Discretion	Abstain	Total No. of Proxy Votes Exercisable
2 Remuneration Report	926,488,860 82.79%	180,751,689 16.15%	11,808,560 1.06%	6,318,168	1,119,049,109
3 Roy L Furman	1,110,779,812 98.72%	2,615,068 0.23%	11,828,743 1.05%	281,302	1,125,223,623
4 Frederick G Hilmer AO	929,016,430 82.96%	179,051,655 15.99%	11,815,009 1.05%	5,618,909	1,119,883,094
5 Gary H Weiss	918,782,336 81.65%	194,587,016 17.29%	11,836,674 1.06%	300,039	1,125,206,026